UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM N-17F-2

               Certificate of Accounting or Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.   Investment Company Act File Number:            Date examinations completed:

     811-21247                                      MAY 22, 2009

2.   State Identification Number:

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
AL     31382          AK     60060647    AZ     35260        AR     60015245    CA  308-9543        CO IC-2003-24-816
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
CT     1023253        DE     43326       DC     60018128     FL     no filing   GA  SC-MF-046588    HI SC-46588
                                                                    required
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
ID     56132          IL     60006093    IN     03-0130RC    IA     I-55257     KS  2003S0000723    KY  60010545
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
LA     119966         ME     OIC10001500 MD     SM20030450   MA     03033980    MI  940072          MN  R45800.1
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
MS     60009337       MO     2003-00275  MT     49893        NE     56590       NV                  NH
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
NJ     MF-2390        NM     3888        NY                  NC     33401       ND  AK208           OH  37045
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
OK     IC2065952      OR     2003-295    PA     03-03-027MF  RI                 SC  MF15761         SD  39505
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
TN     RM07-1593      TX     77925       UT     006-845947   VT     163657      VA  137247          WA  60034437
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
WV     MF46965        WI     453928-01   WY     22603        PUERTO RICO
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

3.   Exact name of investment company as specified in registration statement:

     BNY/IVY MULTI-STRATEGY HEDGE FUND LLC

4. Address of principal executive office: (number, street, city, state, zip code):

     C/O IVY ASSET MANAGEMENT LLC, ONE JERICHO PLAZA, JERICHO, NY 11753

INSTRUCTIONS

The Form must be completed by investment companies that have custody of securities or similar investments

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             Report of Independent Registered Public Accounting Firm


To the Board of Managers of
BNY/Ivy Multi-Strategy Hedge Fund LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 30, 2008. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2008, and with respect to agreement of investment fund contributions and redemptions, for the period from March 31, 2008 (date of last examination) through June 30, 2008:

o Confirmations of all investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members as of June 30, 2008.

o Reconciliation of all such investment fund positions to the books and records of the Fund and the Custodian.

o Agreed pending investment fund contributions and redemptions for the Fund as of June 30, 2008 to the corresponding subsequent bank statements or confirmed activity with the underlying investment funds' general partners/managing members.

o Confirmed investment fund contributions and redemptions made by the Fund directly with the underlying investment funds' general partners/managing members for the period from March 31, 2008 (date of last examination) through June 30, 2008.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that BNY/Ivy Multi-Strategy Hedge Fund LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2008, with respect to investment funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Managers of BNY/Ivy Multi-Strategy Hedge Fund LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ ERNST & YOUNG LLP

New York, New York
May 22, 2009

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940


May 22, 2009

We, as members of management of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2008, and from March 31, 2008 (date of last examination) through June 30, 2008.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2008 and from March 31, 2008 (date of last examination) through June 30, 2008, with respect to investment funds reflected in the investment account of the Fund.


BNY/Ivy Multi-Strategy Hedge Fund LLC



By:



/S/ JOSEPH MURPHY
-----------------
Joseph Murphy
President and Principal Executive Officer
BNY/Ivy Multi-Strategy Hedge Fund LLC



/S/ STEVEN ANDERSON
-------------------
Steven Anderson
Treasurer and Principal Financial Officer
BNY/Ivy Multi-Strategy Hedge Fund LLC

             Report of Independent Registered Public Accounting Firm


To the Board of Managers of
BNY/Ivy Multi-Strategy Hedge Fund LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2008. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2008, and with respect to agreement of investment fund contributions and redemptions, for the period from June 30, 2008 (date of last examination) through December 31, 2008:

o Confirmations of all investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members as of December 31, 2008.

o Reconciliation of all such investment fund positions to the books and records of the Fund and the Custodian.

o Agreed pending investment fund contributions and redemptions for the Fund as of December 31, 2008 to the corresponding subsequent statements or confirmed activity with the underlying investment funds' general partners/managing members.

o Confirmed investment fund contributions and redemptions made by the Fund directly with the underlying investment funds' general partners/managing members for the period from June 30, 2008 (date of last examination) through December 31, 2008.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that BNY/Ivy Multi-Strategy Hedge Fund LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2008, with respect to investment funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Managers of BNY/Ivy Multi-Strategy Hedge Fund LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ ERNST & YOUNG LLP

New York, New York
May 22, 2009

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940

May 22, 2009

We, as members of management of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2008, and from June 30, 2008 (date of last examination) through December 31, 2008.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2008 and from June 30, 2008 (date of last examination) through December 31, 2008, with respect to investment funds reflected in the investment account of the Fund.


BNY/Ivy Multi-Strategy Hedge Fund LLC



By:



/S/ JOSEPH MURPHY
-----------------
Joseph Murphy
President and Principal Executive Officer
BNY/Ivy Multi-Strategy Hedge Fund LLC



/S/ STEVEN ANDERSON
-------------------
Steven Anderson
Treasurer and Principal Financial Officer
BNY/Ivy Multi-Strategy Hedge Fund LLC

             Report of Independent Registered Public Accounting Firm


To the Board of Managers of
BNY/Ivy Multi-Strategy Hedge Fund LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of March 31, 2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2009, and with respect to agreement of investment fund contributions and redemptions, for the period from December 31, 2008 (date of last examination) through March 31, 2009:

o Confirmations of investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members as of March 31, 2009.

o Reconciliation of all such investment fund positions to the books and records of the Fund and the Custodian.

o Agreed pending investment fund contributions and redemptions for the Fund as of March 31, 2009 to the corresponding subsequent statements or confirmed activity with the underlying investment funds' general partners/managing members.

o Confirmed investment fund contributions and redemptions made by the Fund directly with the underlying investment funds' general partners/managing members for the period from December 31, 2008 (date of last examination) through March 31, 2009.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that BNY/Ivy Multi-Strategy Hedge Fund LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2009, with respect to investment funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Managers of BNY/Ivy Multi-Strategy Hedge Fund LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ ERNST & YOUNG LLP

New York, New York
May 22, 2009

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940

May 22, 2009


We, as members of management of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2009, and from December 31, 2008 (date of last examination) through March 31, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2009 and from December 31, 2008 (date of last examination) through March 31, 2009, with respect to investment funds reflected in the investment account of the Fund.


BNY/Ivy Multi-Strategy Hedge Fund LLC



By:



/S/ JOSEPH MURPHY
-----------------
Joseph Murphy
President and Principal Executive Officer
BNY/Ivy Multi-Strategy Hedge Fund LLC



/S/ STEVEN ANDERSON
-------------------
Steven Anderson
Treasurer and Principal Financial Officer
BNY/Ivy Multi-Strategy Hedge Fund LLC